Exhibit 99.1

ParaZero Achieves Flawless Success with First Ever Counter-Drone Net Solution in Israel to Shield Critical Sites Against Aerial Assaults in Trial Demonstration

Kfar Saba, Israel, Sept. 04, 2025 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, announced today the successful completion of a field trial of its DefendAir Stationary Turret system with Israel’s homeland security authority. The trial demonstrated the system’s effectiveness in safeguarding critical infrastructure and sensitive facilities by sites using the company’s patent a net interception method mounted on a turrent.

The trial was conducted in real-life conditions in Israel and tested the DefendAir turret configuration ability to hostile drones using an advanced optical detection and tracking subsystem. The system achieved 100% interception success in the demonstration, proving its effectiveness in protecting critical infrastructures and sensitive sites.

“This successful field trial with this homeland security authority validates DefendAir’s role as a critical last-layer defense solution, particularly where traditional RF jamming or kinetic responses are unsuitable, such as around airports, energy plants, or other high-risk facilities,” said Ariel Alon, CEO of ParaZero. “It underscores our commitment to delivering scalable, high-performance systems to protect national infrastructure against evolving aerial threats.”

The turret configuration complements ParaZero’s existing portable, hand-held net gun configuration, expanding the company’s multi-layered defense portfolio with both mobile and stationary solutions ideal for defense and homeland security applications.

ParaZero’s DefendAir Stationary Turret system is a next-generation counter-drone solution designed to safeguard critical infrastructure and sensitive facilities. The system combines advanced optical detection and tracking with an automated net-launching turret, enabling it to autonomously detect, track, and neutralize hostile drones across a full 360-degree perimeter. The DefendAir Stationary Turret expands the company’s multi-layered defense portfolio, offering governments, defense agencies, and operators of critical assets a reliable last-line of protection.

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses its commitment to delivering scalable, high-performance systems to protect national infrastructure against evolving aerial threats. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com